

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Suzano Austria GmbH, guaranteed by Suzano S.A. under the Exchange Act of 1934.

- 6.000% Global Notes due 2029 (the “2029 Notes”)
- 5.000% Global Notes due 2030 (the “2030 Notes”)

Sincerely,